Exhibit 99.2

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2023	2022

Services	14,607	6,092
Royalties and other revenues	93	14
Revenues	14,700	6,106
Cost of goods & services sold	(5,985)	(3,263)
Gross profit	8,715	2,843
Research and development expenses	(2,106)	(1,784)
Selling and marketing expenses	(9,428)	(4,422)
General and administrative expenses	(5,174)	(4,492)
Other operating income (expense), net	(724)	3
Operating loss	(8,717)	(7,852)
Financial expenses, net	(2,992)	(418)
Loss before income tax	(11,709)	(8,270)
Income tax	0	0
Loss for the period	(11,709)	(8,270)

Loss per share attributable to parent
Basic and diluted, $	(0.05)	(0.05)

Unaudited condensed consolidated statement of comprehensive income

Loss for the period	(11,709)	(8,270)
Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations	287	331
Total other comprehensive income (loss)	287	331
Total comprehensive loss for the period (net of tax)	(11,422)	(7,939)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of $	March 31, 2023	December 31, 2022
ASSETS
Goodwill	35,926	35,926
Intangible assets	45,504	46,166
Property, plant and equipment	4,331	3,791
Right-of-use assets	3,774	4,103
Non-current assets	89,536	89,986
Inventories	2,030	2,327
Trade receivables	9,002	9,357
Prepaid expenses and other current assets	1,971	1,962
Cash and cash equivalents	48,254	15,503
Current assets	61,257	29,149
TOTAL ASSETS	150,793	119,135

EQUITY
Share capital	173,053	133,454
Issuance premium	153,177	153,177
Accumulated deficit	(300,055)	(288,346)
Share-based compensation	11,632	11,474
Translation reserve	(157)	(444)
Total equity	37,650	9,315

LIABILITIES
Loans and borrowings	35,015	34,914
Lease liabilities	2,813	3,091
Other non-current financial liabilities	56,590	53,537
Non-current liabilities	94,418	91,542
Loans and borrowings	618	616
Lease liabilities	1,137	1,172
Trade payables	11,277	10,178
Other current liabilities	4,104	3,985
Other current financial liabilities	1,589	2,327
Current liabilities	18,725	18,278
Total liabilities	113,143	109,820
TOTAL EQUITY AND LIABILITIES	150,793	119,135

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

In thousands of $, except number of shares	Number of shares	Share capital and issuance premium	Accumulated Deficit	Share-based compensation	Foreign Currency Trans-lation reserves	Total equity
Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the period			(8,270)			(8,270)
Other comprehensive income					331	331
Total comprehensive income for the period			(8,270)		331	(7,939)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs
Share-based compensation				132		132
Balance at March 31, 2022	155,969,226	281,631	(252,572)	10,739	(706)	39,092

Balance at January 1, 2023	162,880,936	286,631	(288,346)	11,474	(444)	9,315
Loss for the period			(11,709)			(11,709)
Other comprehensive income					287	287
Total comprehensive income for the period			(11,709)		287	(11,422)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	107,500,000	39,599				39,599
Share-based compensation				158		158
Balance at March 31, 2023	270,380,936	326,230	(300,055)	11,632	(157)	37,650

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
In thousands of $	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(8,717)	(7,852)
Depreciation and amortization	1,636	787
Share-based compensation	158	132
Other non-cash transactions	815	0
Cash used in operations before working capital changes	(6,108)	(6,933)

Decrease in inventories	297	137
Decrease / (increase) in receivables	346	(479)
Increase / (decrease) in payables	1,197	(1,374)
Net cash outflow from operating activities	(4,268)	(8,649)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(787)	(568)
Acquisition and generation of intangible assets	(455)	(350)
Net cash outflow from investing activities	(1,242)	(918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	39,599	0
Repayment of loan obligation and debt extinguishment costs	(158)	(253)
Payment of lease liability	(348)	(332)
Payment of interest	(831)	(240)
Interests received	4	11
Net cash inflow from financing activities	38,266	(814)

Net increase / (decrease) in cash and cash equivalents	32,756	(10,381)

Cash and cash equivalents at beginning of the period	15,503	58,498
Effect of exchange rates	(5)	(119)
Cash and cash equivalents at end of the period	48,254	47,998

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